February 28, 2011

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ESP Resources, Inc.

To Whom It May Concern:

Sebring Software, Inc. (“Sebring”) has received your letter dated February 16, 2011 requesting additional information and certain revisions to the Form 8-K/A filed January 31, 2001 File No. 000-53785.  You requested that Sebring respond within ten (10) business days of the date of the letter.  Sebring is working with its accountants and attorneys to address your requests, but believes it will be unable to complete the responses to your comments during the requested timeframe.

Sebring respectfully requests it be provided with an additional fourteen (14) days to respond to your comments.

Very truly yours,

/s/ Leif Andersen

Leif Andersen